
June 18, 2024

Tom Shea
Chief Executive Officer
OneStream, Inc.
191 N. Chester Street
Birmingham, Michigan 48009

      Re: OneStream, Inc.
          Amendment No. 3 to Draft Registration Statement on Form S-1
          Submitted June 4, 2024
          CIK No. 0001889956

Dear Tom Shea:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Market, Industry and Other Data, page 73

1.   We note your disclosure that "This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, which are based on various third-party sources, industry publications and reports, including International Data Corporation's Semiannual Software Tracker (November 2023), as well as our own internal information." In instances where you reference data derived from any third-party sources, be sure to note as such immediately after. Additionally, to the extent any data relates to publications, surveys or reports commissioned by you for use in connection with this registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement or tell us why you believe you are not required to do so.

<u>Unaudited Pro Forma Consolidated Financial Statements, page 87</u>

2.   Please fully disclose the redemption rights of the holders of the LLC Units in the notes to the pro forma information and elsewhere, as applicable, and advise us. Also, explain to us your rationale for classifying the non-controlling interest within permanent equity. In this regard, we note "KKR will be able to control virtually all matters requiring stockholder approval and will have the ability to elect all of the members of our board of directors and thereby significantly control our policies and operations."

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Victor Nilsson